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                                                 EXHIBIT 3.4

     DESCRIPTION OF GREAT WESTERN FINANCIAL CORPORATION
                        CAPITAL STOCK


DESCRIPTION OF COMMON STOCK

General

The holders of the outstanding shares of GW Common Stock have full voting rights, one vote for each share held of record. Subject to the rights of holders of preferred stock of the Company, holders of GW Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. Upon liquidation, dissolution, or winding up of the Company (but subject to the rights of holders of preferred stock of the Company), the assets legally available for distribution to holders of GW Common Stock shall be distributed ratably among such holders. Holders of GW Common Stock have no preemptive or other subscription or conversion rights, and no liability for further calls upon shares. The GW Common Stock is not subject to assessment.

The Transfer Agent and Registrar for the GW Common Stock is
Harris Trust Company of California.

Rights

On June 27, 1995, the Board of Directors of the Company adopted a Rights Plan pursuant to which the Company distributed one Right (each a "Right") for each outstanding share of GW Common Stock to stockholders of record at the close of business July 14, 1996. Each Right initially entitles the holder to purchase from the Company a unit of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price of $80.00 per unit, subject to adjustment. The Rights also attach to shares of GW Common Stock issued after July 14, 1996. The Rights will expire on July 14, 2006. The Rights may not be exercised, and will not detach or trade separately from the GW Common Stock, except as described below.

The Rights will detach from the GW Common Stock and may be exercised only if a person or group becomes the beneficial owner of 15% or more of the GW Common Stock (a 'Stock Acquisition"). If a Stock Acquisition occurs (except pursuant to an offer for all outstanding shares of the GW Common Stock which the Company"s independent directors determine is fair to and otherwise in the best interests of the Company and its stockholders), the Rights "flip-in" and each Right not owned by such person will entitle the holder to purchase, at the Right"s then current exercise price, GW Common Stock, or, if the number of shares of authorized GW Common Stock is insufficient to permit the full exercise of the Rights, cash, property or other securities of the Company having a formula value equal to twice the Right"s exercise price. In addition, if at any time following a Stock Acquisition, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer at the same price and for the same consideration as the offer approved by the Board of Directors of the Company as described in the immediately preceding sentence), or (ii) 50% or more of the Company"s assets or earnings power is sold or transferred, the Rights "flip-over" and each unexercised Right will entitle its holder to purchase, at the Right"s exercise price, common shares of the other person having a formula value equal to twice the Right"s exercise price. The Rights may be redeemed by the Company at any time prior to ten days following the date of a Stock Acquisition (which period may be extended by the Company"s Board of Directors at any time while the Rights are still redeemable). Upon the occurrence of a "flip-in" or "flip-over" event, if the Rights are not redeemed, the Rights would result in substantial dilution to any person who has acquired 15% or more of the outstanding GW Common Stock or who attempts to merge or consolidate with the Company. As a result, the Rights may deter potential attempts to acquire control of the Company without the approval of the Company's Board of Directors.

The foregoing summary of the Rights and New Rights is qualified in its entirety by the complete text of the Rights Plan, as amended, incorporated herein by this reference. Other documents incorporated by reference in this Prospectus include the Certificate of Incorporation and Bylaws of the Company which include other provisions that might in certain circumstances delay a change in control.

DESCRIPTION OF PREFERRED STOCK

Shares of Preferred Stock have been and may continue to be issued from time to time in one or more series for proper purposes under terms and conditions approved by the Board without further stockholder action, unless otherwise required by the rules of the New York, Pacific or London Stock Exchanges. The Board is authorized to fix and determine the terms of each series, including the number of shares of such series, the title of such series, voting and other powers, preferences, dividends, rights on liquidation, conversion rights and terms, redemption rights and terms (including sinking fund provisions), and maturity dates. Holders of such preferred shares as are and may be issued will have certain preferences, powers and rights (including voting rights) that are or may be senior to the rights of the holders of the Common Stock.



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